Exhibit 4.1

STC BANCSHARES CORP.

2005 STOCK INCENTIVE PLAN

1.                                      Purpose of the Plan

THE STC BANCSHARES CORP. 2005 STOCK INCENTIVE PLAN (the “Plan”) is intended to provide a means whereby key individuals providing services to STC Bancshares Corp. (the “Company”) and its related corporations may acquire a sense of proprietorship and individual involvement in the continued development and financial success of the Company, and to encourage them to remain with and devote their best efforts to the business of the Company, thereby advancing the interests of the Company and its stockholders.  Accordingly, directors, officers and employees will be eligible to acquire common stock of the Company (“Shares”) on the terms and conditions established herein.  For purposes of the Plan, a corporation is deemed to be a related corporation if the corporation would be a parent or subsidiary corporation with respect to the Company as defined in Section 424(e) or (f), respectively, of the Internal Revenue Code of 1986, as amended (the “Code”).

2.                                      Administration of the Plan

The Plan shall be administered by the STC Bancshares Corp. 2005 Stock Incentive Plan Administrative Committee (the “Committee”), which shall be appointed by the Board of Directors of the Company (the “Board”).  The Committee shall have sole authority to select the individuals from among those eligible to whom options shall be granted under the Plan, to establish the amount of the option for each grantee, to establish the time when certificates for Shares shall be issued and to prescribe the legend to be affixed to such certificates.  The Committee is authorized to interpret the Plan and may from time to time adopt such rules, regulations, forms and agreements, not inconsistent with the provisions of the Plan, as it may deem advisable to carry out the Plan.  The Committee is further authorized to delegate non-discretionary, administrative tasks to such officers and employees of the Company as the Committee may from time to time select.  All decisions made by the Committee in administering the Plan shall be subject to Board review.

3.                                      Shares Subject to the Plan

The aggregate number of Shares that is available for acquisition by directors, officers and employees under the Plan shall be 66,000 Shares.  Any Shares that remain unissued at the termination of the Plan shall cease to be subject to the Plan, but until termination of the Plan, the Company shall at all times make available sufficient Shares to meet the requirements of the Plan.

4.                                      Stock Options

a.                                      Type of Options.  The Company may grant options under the Plan that constitute Incentive Stock Options (“Incentive Options”) under Section 422 of the Code and options that do not constitute Incentive Options (“Nonqualified Options).  The grant of each option shall be confirmed by a stock option agreement that shall be executed by the Company and the grantee as soon as practicable after such grant.  The stock option agreement shall expressly state or incorporate by reference the provisions of the Plan and state whether the option is an Incentive Option or Nonqualified Option.

b.                                      Terms of Options.  Except as provided in subparagraphs (c) and (d) below, each option granted under the Plan shall be subject to the terms and conditions set forth by the Committee in the stock option agreement including, but not limited to, option price, vesting and option term.  The Committee will comply with the provisions of the FDIC’s Statement of Policy on Applications for Deposit Insurance relating to the grant of stock options.

c.                                       Additional Terms Applicable to All Options.  Each option shall be subject to the following terms and conditions:

(i)                                     Written Notice.  An option may be exercised only by giving written notice to the Company specifying the number of Shares to be purchased.

(ii)                                  Method of Exercise.  The aggregate option price may, subject to the terms and conditions set forth by the Committee in the stock option agreement, be paid in cash or by individual check.

(iii)                               Termination of Service.  No option may be exercised more than three (3) months after the optionee terminates employment with the Company or a related corporation, except in the case of death or disability as provided under subparagraph (c)(iv) below, or three (3) months after the optionee is no longer a director of the Company or a related corporation.

(iv)                              Death or Disability of Optionee.  If an optionee terminates service due to death or disability (within the meaning of Section 22(e)(3) of the Code) prior to exercise in full of any options, he or she, his or her individual representative or his or her permitted transferee pursuant to subparagraph (c)(v) below, shall have the right to exercise the options within a period of one (1) year after the date of such termination to the extent that the right was exercisable at the date of such termination, or subject to such other terms as may be determined by the Committee.

(v)                                 Transferability.  No option may be transferred, assigned or encumbered by an optionee, except that vested options may be transferred by will or the laws of descent and distribution.

(vi)                              Decrease in Bank Capital.  If the capital of STC Capital Bank, an Illinois state bank and a wholly-owned subsidiary of the Company (the “Bank”), decreases to an amount less than the minimum capital prescribed by the Bank’s primary federal regulator or the Department of Financial and Professional Regulation of the State of Illinois, the Bank’s primary federal regulator shall have the option of requiring the holders of any options granted under the Plan either to exercise or forfeit those options.

(vii)                           Option Price.  The exercise price per Share for any option shall be not less than one hundred percent (100%) of the fair market value of such Share as of the date the option is granted.

(viii)                        Minimum Vesting.  Any option granted under the Plan shall be exercisable in accordance with a vesting schedule that shall extend no fewer than three years after the date of grant of such option and at an annual rate of no greater than one-third of the total number of Shares subject to such option.

(ix)                              Certificates.  Each certificate issued pursuant to an option shall bear the following legend:

“This certificate and the shares represented hereby are subject to the restrictions against transfer contained in the STC Bancshares Corp. 2005 Stock Incentive Plan and an Agreement entered into by the registered owner.  Release from such terms and conditions shall be obtained only in accordance with the provisions of the Plan and Agreement, a copy of each of which is on file with the issuer of such certificate.”

(x)                                 Term of Option.  No option may be exercised more than ten (10) years after the date of grant.

d.                                      Additional Terms Applicable to Incentive Options.  Each Incentive Option shall be subject to the following additional terms and conditions:

(i)                                     Employee Grants.  Only employees of the Company or any related corporation may be granted Incentive Options under the Plan.

(ii)                                  Option Price.  Notwithstanding the provisions of subparagraph (c)(vii) above, the exercise price per Share granted to an individual who, at the time such option is granted, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any related corporation (a “10% Stockholder”) shall not be less than one hundred and ten percent (110%) of such fair market value.

(iii)                               Term of Option.  Notwithstanding anything contained herein to the contrary, no Incentive Option granted to a 10% Stockholder may be exercised more than five (5) years after the date of grant.

(iv)                              Annual Exercise Limit.  The aggregate value of Shares which may first become exercisable during any calendar year pursuant to an Incentive Option shall not exceed $100,000.  For purposes of the preceding sentence, the fair market value of each Share shall be determined on the date the option with respect to such Share is granted.

(v)                                 Lifetime Exercise.  During the optionee’s lifetime, an Incentive Option may only be exercised by him or her.

5.                                      Right of First Refusal

No Owner (as defined below) shall sell any Shares except in accordance with the provisions of the Plan.  If an Owner receives an offer to sell any Shares issued under the Plan (the “Subject Shares”), the Owner shall first offer the Subject Shares to the Company for purchase by delivering to the Company a written notice (the “Notice”) stating that he or she has a bona fide offer for the purchase of the Subject Shares, and further stating the number of Subject Shares to be sold, the name and address of the individual(s) offering to purchase the Shares (the “Proposed Purchaser”) and the purchase price and terms of payment of such sale.  The Company shall have thirty (30) days after the date of its receipt of the Notice to exercise its right to purchase the Subject Shares, provided, however, that the Company may assign such right to purchase and any assignee shall be permitted to exercise such right to purchase only in accordance with the same terms and conditions set forth in this paragraph as would be applicable to the Company.  The purchase price to be paid by the Company for the Subject Shares shall be equal to the purchase price stated in the Notice.  Payment may be in a lump sum or, if the lump sum exceeds $25,000, in substantially equal annual or more frequent installments over a period selected by the Committee, in its discretion, but not exceeding five (5) years.  If a method of deferred payments is selected, the unpaid balance shall earn interest at a rate that is substantially equal to the rate paid by the Company on certificates of deposit with a term equal to the deferral period, and shall be secured by a pledge of the Shares purchased or such other adequate security as agreed to by the Company and the Owner.  If the Company fails timely to exercise such right to purchase, the Owner may sell the Subject Shares that are the subject of the Notice but only in accordance with the terms of the Notice and only if such sale is consummated within sixty (60) days after the date of the Notice.  For purposes of this paragraph, an Owner shall include any individual who directly acquires Shares under the Plan (a “Grantee”), or any individual who has acquired from a Grantee by gift, testamentary transfer or any other non-sale transaction any Shares that were originally issued under the Plan.  Each certificate issued under the Plan shall bear the legend provided under paragraph 4(c)(ix).

6.                                      Amendment or Termination of the Plan

The Board may amend, suspend or terminate the Plan or any portion thereof at any time, but (except as provided in paragraph 11 hereof) no amendment shall be made without approval of the stockholders of the Company which shall:  (i) materially increase the aggregate number of Shares with respect to which options may be granted under the Plan; or (ii) change the class of individuals eligible to participate in the Plan; provided, however, that no such amendment, suspension or termination shall impair the rights of any individual, without his or her consent, in any option theretofore granted pursuant to the Plan.

7.                                      Term of Plan

The Plan shall be effective upon the date of its adoption by the Board, subject to the approval of the Plan by a majority of the stockholders within twelve (12) months before or after the date of adoption.  Unless sooner terminated under the provisions of paragraph 6, Shares shall not be awarded under the Plan after the expiration of ten (10) years from the effective date of the Plan.

8.                                      Delivery and Registration of Stock

The Company’s obligation to deliver Shares with respect to an option shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the individual to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of the Securities Act of 1933, as amended, or any other federal, state or local securities legislation or regulation.  It may be provided that any representation requirement shall become inoperative upon a registration of the Shares or other action eliminating the necessity of such representation under applicable securities legislation or regulation.  The Company shall not be required to deliver any Shares under the Plan prior to:  (i) the admission of such Shares to listing on any stock exchange or automated quotation system on which Shares may then be listed; or (ii) the completion of such registration or other qualification of such Shares under any state or federal law, rule or regulation, as the Committee shall determine to be necessary or advisable.

9.                                      Rights as Stockholder

Upon delivery of any Share to an individual, such individual shall have all of the rights of a stockholder of the Company with respect to such Share, including the right to vote such Share and to receive all dividends or other distributions paid with respect to such Share.

10.                               Changes in Capital and Corporate Structure

The aggregate number of Shares and interests awarded and which may be awarded under the Plan shall be adjusted to reflect a change in the outstanding Shares of the Company by reason of a recapitalization, reclassification, reorganization, stock split, reverse stock split, combination of shares, stock dividend or similar transaction.  The adjustments made pursuant to this Section 10 shall be made in an equitable manner which will cause the awards to remain unchanged as a result of the applicable transaction.

11.                               Service

An individual shall be considered to be in the service of the Company or related corporation as long as he or she remains a director, officer or employee of the Company or related corporation.  Nothing herein shall confer on any individual the right to continued service with the Company or any related corporation or affect the right of the Company or any related corporation to terminate such service.

12.                               Withholding of Tax

To the extent the award, issuance or exercise of options results in the receipt of compensation by an individual, the Company is authorized to withhold from any other cash compensation then or thereafter payable to such individual or to withhold sufficient Shares to pay any tax required to be withheld by reason of the receipt of the compensation.  Alternatively, the individual may tender an individual check in the amount of tax required to be withheld.